Ballard Power Systems Inc.

News Release

Ballard Announces Close of U.S. Offering

For Immediate Release – July 7, 2015

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) has announced the closing of its previously announced underwritten offering (“Offering”) of 9,343,750 of its common shares for gross proceeds of approximately U.S. $15.0 million, which includes the exercise in full by the underwriters of their option to purchase up to an additional 15% of common shares to cover over-allotments. Net proceeds to Ballard from the Offering are expected to be approximately U.S. $13.6 million, after deducting underwriting discounts, commissions and other estimated Offering expenses.

Cowen and Company acted as the sole bookrunner for the Offering. Roth Capital Partners, Lake Street Capital Markets and H.C. Wainwright & Co. acted as co-managers for the Offering.

Ballard expects to use the net proceeds from the Offering for working capital and other general corporate purposes, including the acquisition of, or investment in, companies, technologies, products or assets that complement Ballard’s business.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Some of the statements contained in this release are forward-looking statements regarding Ballard’s continued growth and cash flow, within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated offering of securities under the Company’s Prospectus and registration statement and supplement, and the anticipated use of proceeds from the Offering. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual events to differ materially from those described in such forward-looking statements include risks related to the Company’s condition requiring anticipated use of proceeds to change, timing of, and ability to obtain, required regulatory approvals, and general economic and regulatory changes.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

Further Information
Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com